

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-0405

February 9, 2006

Mr. Rudolph Markham
Financial Director, Chief Financial Officer
Unilever N.V.
WEENA 455,
3013 AL, Rotterdam, The Netherlands

>      **Re:    Unilever N.V.**
>      **Form 20-F for the Fiscal Year Ended December 31, 2004**
>      **Filed March 24, 2005**
>      **File No. 1-4547**
>
>      **Unilever PLC**
>      **Form 20-F for the Fiscal Year Ended December 31, 2004**
>      **Filed March 24, 2005**
>      **File No. 1-4546**

Dear Mr. Markham:

        We have completed our review of your Forms 20-F and related filings and do not, at this time, have any further comments.

>        Sincerely,
>
>        April M. Sifford
>        Branch Chief